Exhibit 21.1

SUBSIDIARIES

Subsidiary Name	State/Date of Incorporation
Williams-Sonoma Stores, Inc.	California, October 11, 1984

Pottery Barn, Inc.	California, August 18, 1986

Hold Everything, Inc.	California, September 30, 1986

Williams-Sonoma Home, Inc. (f.k.a. Chambers Catalog Company, Inc.)	California, February 1, 1995

Pottery Barn Kids, Inc.	California, June 23, 1998

Williams-Sonoma Stores, LLC	Delaware, July 29, 1998

Williams-Sonoma Retail Services, Inc.	California, January 25, 1999

Williams-Sonoma Direct, Inc.	California, August 9, 1999

Williams-Sonoma Canada, Inc.	Ontario, August 29, 2000

Williams-Sonoma Publishing, Inc.	California, October 26, 2000

West Elm, Inc.	California, January 17, 2001

Pottery Barn Teen, Inc.	California, August 16, 2002

Williams-Sonoma Gift Management, Inc.	Virginia, January 22, 2004